Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Mariano Rodriguez, CA, CPA Vice President, Finance, and Chief Financial Officer	Tel: (450) 680-4572 ir@bellushealth.com
BELLUS HEALTH INC. ANNOUNCES COMPLETION OF FIRST TRANCHE OF FINANCING
Laval, QUEBEC, April 16, 2009 - Further to the press releases of March 31 and April 8, 2009, BELLUS Health Inc. (“BELLUS Health”) (TSX: BLU) is pleased to announce the completion of the first tranche of its previously announced Cdn. $20.5 million financing.
BELLUS Health received gross proceeds of Cdn. $10 million for the issuance of new convertible notes (Cdn.$5 million from Vitus Investments III Private Limited and Cdn.$5 million from Victoria Square Ventures Inc.) and a second tranche of Cdn.$10.5 (Cdn.$5 million from Vitus Investments III Private Limited and Cdn.$5.5 million from Victoria Square Ventures Inc.) is expected to be funded in June 2009.
About BELLUS Health
BELLUS Health is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet needs.
To Contact BELLUS Health
For additional information on BELLUS Health and its drug development programs, please call the Canada and United States toll-free number 1-877-680-4500 or visit the Web Site at www.bellushealth.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health Inc.’s control. Such risks include but are not limited to: the ability to obtain financing immediately in the current markets, the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, the availability and terms of any financing, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS Health Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health Group and its business.